UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: December 5, 2022

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant‘s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Proposed Settlement of Legal Proceedings

On December 2, 2022, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) reached an agreement by signing a binding term sheet to settle both of the existing class action lawsuits namely, (i) the action filed on September 28, 2021 and continued by IWA-Forest Industry Pension Plan as the lead plaintiff, before the United States District Court for the Southern District of New York under the case no: 1:21-cv-08634-PKC; and (ii) the action filed on October 21, 2021, before the Supreme Court of the State of New York under the case no. 655701/2021; which asserted claims under the US securities laws by alleged holders of the Company’s American depositary shares (“ADSs”) against, among others, the Company, its board members at the time of the Company’s July 1, 2021 initial public offering of ADSs (the “IPO”), certain members of the Company’s senior management, the underwriters of the IPO, and TurkCommerce B.V. as the selling shareholder (the “Settlement”).

Under the Settlement, Hepsiburada agreed to pay $13.9 million to resolve both lawsuits in their entirety. The payment of the said Settlement amount, which is expected to be partially covered by TurkCommerce B.V. in an amount of $3,975,000, will be made into a Settlement fund by the Company. The Company anticipates that the Settlement will provide a full release of claims against all defendants, including the Company, its board members at the time of the IPO, certain members of the Company’s senior management, the underwriters of the IPO and TurkCommerce B.V., and contain no admission of liability, wrongdoing or responsibility by any of the defendants.

The Settlement was reached after a voluntary private mediation procedure and it remains subject to approval and/or entry of judgment by the respective courts, the finalization of which could take several months. There can be no assurance that the Settlement will be approved by either court.

The Company continues to believe that the claims alleged are without merit and that the Settlement will enable it to focus on the path to profitability without any distractions that litigation brings.

Forward Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995 that reflect the current views of the Company about future events, including but not limited to statements regarding the approval of the proposed settlement and execution of the final settlement agreement. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, statements in this announcement regarding our strategic and operational plans contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause actual results to be materially different from its expectations expressed or implied by the forward-looking statements, such as failure of the court to approve the proposed settlement, plaintiffs opting out of the proposed settlement and an appeal of the proposed settlement. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. All forward-looking statements in this communication are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

December 5, 2022	By :	/s/ M. MURAT EMIRDAĞ
	Name:	M. MURAT EMIRDAĞ
	Title :	Chief Executive Officer

	By :	/s/ H. KORHAN ÖZ
	Name:	H. KORHAN ÖZ
	Title :	Chief Financial Officer